UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXHIBIT INDEX

Exhibits 99.1 and 99.2 to this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 (File No. 333-274398) filed with the U.S. Securities and Exchange Commission on September 7, 2023.

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Explanatory Report for the Extraordinary General Meeting of Shareholders to be held on October 4, 2023

99.2	Draft Amended Articles of Association of Stevanato Group S.p.A. This is an unofficial English translation of the draft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: September 15, 2023	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer